Exhibit 99.1

Fifth Street Finance Corp.

Computation of Ratios of Earnings to Fixed Charges

	Nine Months Ended June 30, 2012	Year Ended September 30, 2011	Year Ended September 30, 2010	Year Ended September 30, 2009	Year Ended September 30, 2008	For The Period February 15, 2007 through September 30, 2007
Earnings:

Net increase in net assets resulting from operations	$52,328,573	$30,206,514	$22,416,350	$6,193,797	$3,257,936	$1,082,326
Income tax expense, including excise tax	—	114,928	61,743	9,523	—	—

Total earnings before taxes	$52,328,573	$30,321,442	$22,478,093	$6,203,320	$3,257,936	$1,082,326

Fixed Charges:
Interest expense	$16,936,378	$15,136,573	$1,929,389	$636,901	$917,043	$522,316

Total fixed charges	$16,936,378	$15,136,573	$1,929,389	$636,901	$917,043	$522,316

Earnings available to cover fixed charges	$69,264,951	$45,458,015	$24,407,482	$6,840,221	$4,174,979	$1,604,642
Ratio of earnings to fixed charges	4.09	3.00	12.65	10.74	4.55	3.07